UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF

DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

LYDALL, INC.

(Exact name of registrant as specified in its charter)

Commission file number: 1-7665

One Colonial Road

Manchester

Connecticut 06042

(Address of principal executive offices)

(860) 646-1233

(Registrant’s telephone number, including area code)

Rights to Purchase Series A Junior Participating Preferred Stock, par value $1.00 per share

(Title of each class of securities covered by this Form)

Common Stock, $1.00 par value per share

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) ☒	Rule 12h-3(b)(1)(i) ☒
Rule 12g-4(a)(1)(ii) ☐	Rule 12h-3(b)(1)(ii) ☐
Rule 12g-4(a)(2)(i) ☐	Rule 12h-3(b)(2)(1) ☐
Rule 12g-4(a)(2)(ii) ☐	Rule 12h-3(b)(2)(ii) ☐
Rule 15d-6 ☐

Approximate number of holders of record as of the certification or notice date: None

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LYDALL, INC.

Date:	December 22, 2009	By:	/s/ JAMES V. LAUGHLAN
		Name:	James V. Laughlan
		Title:	Controller and Principal Accounting Officer

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